Mail Stop 3561

March 10, 2008

Via U.S. Mail

John Fahlberg
Chairman, President and Chief Executive Officer
The Golf Alliance Corporation
12926 Morehead
Chapel Hill, North Carolina 27517

> **Re:** **The Golf Alliance Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 26, 2008**
> **File No. 333-147056**

Dear Mr. Fahlberg:

We have reviewed your responses to the comments in our letter dated February 7, 2008 and have the following additional comments. Please note that all page references below correspond to the clean version of your filing provided by counsel.

Registration Statement Cover Page

1. Please indicate whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. Refer to Rule 12b-2 of the Exchange Act for the definition of these terms.

Prospectus Cover Page

2. We reissue our prior comment 3. We have read your response and find it unresponsive. When the purchasers purchased restrictive, illiquid shares for $.10 a share, they agreed that they were worth ten cents a share with the restrictions of a non-public security. Now they are registering a liquid, non-restrictive security. Either revise the price or explain why the changed factors do not result in a

different price. Also please provide us with a copy of the offering memorandum and any related agreements about the private offering.

General, page 5

3. Please revise this section to disclose, if true, that you have no contracts with any golf course, that you have not contacted any golf course, and that you have no assurance that your plan is practical. We suggest using bullets to improve readability.

4. Please revise the third paragraph of this section to disclose when you will run out of funds at your current "burn rate."

We Will Require Financing to Achieve our Current Business Strategy, page 7

5. Please revise to quantify the amount of financing you believe you will need.

While No Current Lawsuits are Filed Against the Company, page 9

6. Please revise to disclose, if true, that you have no current plans to purchase liability insurance and that you currently lack the resources to purchase any.

Concept, page 16

7. Please revise the last sentence of the first paragraph to clarify that since you have no initial market you cannot be sure what it consists of.

8. Please revise the last sentence of the last paragraph of this section for sense. It is unclear whether members would not resent having non-members play on their course for reduced rates simply because it was only a few times per individual non-member. If many non-members utilized the course, or even a few who were paying significantly less than dues-paying members, it is possible there would be resentment.

Revenue Distribution and Apportionment, page 17

9. We note your response to our prior comment 8 and reissue in part. Please disclose the average monthly portion of the annual dues for the twenty clubs on your list and explain how you intend to apportion out the remainder of the monthly dues so that investors can determine how likely it is that the financial aspects of this concept might work in practice.

Roll-Out Strategy, page 20

10. Revise the last sentence of the first paragraph, if true, to clarify that it has not begun yet.

Phase III, page 20

11. Please revise each of the first three bullets to include the cost you are budgeting for the item mentioned. Providing this information will help investors gauge the likelihood of the success of your venture and assist in evaluating the sophistication of the business plan.

12. We note that you expect to take six months to attract 1,000 golfers. Please revise to explain what this estimate is based on.

Executive Compensation, page 26

13. We note your response to our prior comment 6 and reissue in part. Please provide the information in this section as of a more recent date than October 31, 2007.

Available Information, page 27

14. Please indicate that the registrant is filing the registration statement on Form SB-2. Please change any other references to Form SB-2 in the registration statement as appropriate.

Registration Statement Signature Page

15. Please revise the signature page to state that the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Julie Bell at (202) 551-3574 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP
        Fax: (732) 577-1188